Exhibit 99.1

Santiago, November 11, 2013

Mr. Juan C. Ponce Hidalgo

Operations Manager

Santiago Stock Exchange, Securities Exchange

La Bolsa 64

Ref.: LATAM AIRLINES GROUP S.A. / Issuance of Shares

Dear Sir:

In connection with LATAM Airlines Group S.A.’s issue of shares, I hereby inform you that the Company’s Board of Directors adopted the following resolutions:

i) To issue and place 63,500,000 shares pursuant to the capital increase approved by the Company’s extraordinary shareholders’ meeting held on June 11, 2013, of which 62,000,000 will be offered on a preferred basis to the shareholders of LATAM Airlines Group S.A. under Article 25 of the Corporations Law and, the balance of those shares not subscribed will be offered and placed on the market;

ii) The record date is November 14, 2013. This date will be communicated through a preemptive notice published as provided in Article 10 of the Corporations Regulations. The shareholders on the record date will have the right to subscribe for 0.128218963 new shares for each share they own that is registered in the Shareholders’ Register on this date;

iii) The term to exercise the subscription right (subscription period) will be from November 20, 2013 to December 19, 2013. These dates were and will be communicated through notices to be published in accordance with Articles 10 and 26 of the Corporations Regulations;

iv) The shares will be offered at a price in U.S. dollars equal to (i) the weighted average price of the transactions of the Company on the Santiago Stock Exchange corresponding to the eight trading days prior to the beginning of the subscription period (the “Weighted Average Price”), less (ii) a discount of 7.5%, to create a special incentive for participating in the capital increase. For purposes of calculating the Weighted Average Price, the total traded amount will be calculated in U.S. dollars, according to the observed exchange rate published in the Official Gazette that same day.

In this manner, the price will be the result of applying the following formula:

X	=	(MT1 / TC1) + (MT2 / TC2) + (MT3 / TC3) + (MT4 / TC4) + (MT5 / TC5) + (MT6/ TC6) + (MT7 / TC7) + (MC8 / TC8)	*0.925
ATT

Where:

X = the final subscription price that each shareholder or transferee of share rights must subscribe and pay for each new share of the Company.

MT = the total traded amount (in Chilean pesos) of the shares of the Company on the Santiago Stock Exchange on each respective trading day (where MT1 corresponds to the amount for the first trading day prior to the commencement of the subscription period; MT2 corresponds to the amount for the second trading day prior to the commencement of the subscription period; and so on).

TC = the observed exchange rate published in the Official Gazette for each respective trading day (where TC1 corresponds to the observed exchange rate for the first trading day prior to the commencement of the subscription period; TC2 corresponds to the observed exchange rate for the second trading day prior to the commencement of the subscription period; and so on).

ATT = the total shares of the Company traded on the Santiago Stock Exchange during the eight (8) day trading period immediately prior to the commencement of the subscription period.

v) The notices to be published in accordance with the Law and General Rule N° 30 issued by the Superintendency of Securities and Insurance will be the following:

Notice	Publication Date	Newspaper

- Article 10 Notice	November 13, 2013	“La Tercera”
- Article 26 Notice	November 20, 2013	“La Tercera”

Finally, in compliance with the provisions of Section III of General Rule N° 30, I hereby enclose a copy of the information submitted to the Superintendency of Securities and Insurance in connection with the registration of the issue of the 63,500,000 shares, along with a copy of the certificate issued by the Superintendency to this effect.

We remain available to clarify or supplement any information you may deem necessary.

Sincerely,

Cristián Toro Cañas

Legal Vice President

cc.	Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Bondholders

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